

MARTEN TRANSPORT, LTD.

2022 Annual Report



Who We Are

Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premier supplier of time and temperature-sensitive and dry transportation and distribution services to customers in the United States, Mexico and Canada. Our multifaceted business offers a network of truck-based transportation capabilities across our five distinct business platforms.

Truckload – regional and over-the-road fleets, both temperature-controlled and dry van, operating from Marten's 15 regional operating centers.

Dedicated – customized solutions tailored to each individual customer's requirements utilizing refrigerated trailers, dry vans and other specialized equipment.

Intermodal – refrigerated COFC (container on flatcar) and refrigerated TOFC (trailer on flatcar) services, providing the economies and energy efficiencies of long-haul rail transportation with extended door-to-door support from Marten's truck network.

Brokerage – surge flexibility to supplement Marten's capabilities through temperature-controlled and dry van services provided by smaller third-party carriers.

MRTN de México – industry-leading door-to-door temperature-controlled and dry van services between Mexico, the U.S. and Canada utilizing our Mexican partner carriers within Mexico.

We will accomplish our mission by exceeding the expectations of our customers, employees, stockholders and society. We serve customers with demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers to protect goods.

Founded in 1946, we have been a public company since 1986. Our common stock trades on the NASDAQ Global Select Market under the symbol MRTN. At December 31, 2022, we employed 4,575 people, including drivers, office personnel and mechanics.

Three-Year Financial Summary

	Years ended December 31,		
(Dollars in thousands, except per share amounts)	**2022**	2021	2020
FOR THE YEAR			
Operating revenue	**$1,263,878**	$973,644	$874,374
Operating income	**143,344**	111,689	93,246
Net income	**110,354**	85,428	69,500
Operating ratio[1]	**88.7%**	88.5%	89.3%
Operating ratio, net of fuel surcharges[2]	**86.4%**	87.0%	88.2%
PER-SHARE DATA			
Basic earnings per common share	**$ 1.35**	$ 1.03	$ 0.84
Diluted earnings per common share	**1.35**	1.02	0.84
Dividends declared per common share	**0.24**	0.66	0.633
Book value	**8.68**	7.85	7.50
AT YEAR END			
Total assets	**$ 965,679**	$870,690	$831,636
Long-term debt	**–**	–	–
Stockholders' equity	**703,919**	651,677	620,333

(1) Represents operating expenses as a percentage of operating revenue.

(2) Represents operating expenses as a percentage of operating revenue, with both amounts net of fuel surcharges.

To Our Stockholders and Employees

We are able once again to use some of our favorite words in describing our 2022 results: *Growth. Consistent. Best-ever.* And, we are adding one entirely new one for Marten Transport: *Billion.* We surpassed the one-billion-dollar mark in operating revenue by more than a quarter of a million dollars in 2022 on the way to our best-ever results in virtually every key performance category:

- Operating income was the highest in our 77-year history by a wide margin, increasing by 28.3% in 2022 on top of increases of 19.8% in 2021, 21.9% in 2020, 8.7% in 2019 and 23.7% in 2018—each a best-ever performance at the time.

- Net income improved by 29.2%, our fifth consecutive double-digit percentage increase in annual earnings, excluding a deferred income taxes benefit in 2017.

- Our operating ratio, net of fuel surcharges, in 2022 marked the third consecutive year with our then-best ratio since we became a public company in 1986.

2022 Financial Results

Operating revenue improved 29.8% to a record $1.264 billion from $973.6 million for 2021. Operating revenue, net of fuel surcharges, improved for the twelfth consecutive year, up 23.1% to $1.053 billion from $855.9 million for 2021.

Operating income improved 28.3% to a record $143.3 million for 2022 from $111.7 million for 2021. Our 2022 operating ratio (operating expenses as a percentage of operating revenue) was 88.7%, compared with 88.5% for 2021. Our ratio, net of fuel surcharges, improved to 86.4% from 87.0% for 2021.

Net income for 2022 was $110.4 million, or $1.35 per diluted share, up 29.2% from $85.4 million, or $1.02 per diluted share, for 2021.

A Process, Not an Event

The common denominator in Marten's consistent profitable growth—year after year—has been the disciplined execution by our bright and talented people of a unique business model featuring our multifaceted business platform. The model has guided our transition from a centralized long-haul refrigerated carrier to a growing national network of refrigerated and dry truck-based transportation capabilities.

In the words of John P. Kotter, Harvard professor emeritus widely recognized as a leading voice on business leadership and change, *"Transformation is a process, not an event."* Ours is a transition that was planned and launched more than a dozen years ago—and continues with the unceasing reshaping of our operations in response to a constantly changing and expanding marketplace. In our 2009 annual report to stockholders—very early in the transition—we described what we had launched as



Operating Income
(in millions)

2018: $70.3
2019: $76.5
2020: $93.2
2021: $111.7
2022: $143.3

Operating Ratio
(Operating expenses as a percentage of operating revenue, net of fuel surcharges)

2018: 89.7%
2019: 89.7%
2020: 88.2%
2021: 87.0%
2022: 86.4%

"a transformation that promises to expand our base for profitable growth over the long term, while providing immediate advantages." We have more than lived up to that promise.

Our multifaceted approach has produced five distinct but complementary business platforms operating across 15 regional centers: Truckload, Dedicated, Intermodal, Brokerage and MRTN de México. Each of the five platforms contributed a double-digit percentage increase in both operating revenue and operating income in 2022.

Truckload—For 2022, Truckload revenue was $500.5 million, up 26.2% from $396.7 million for 2021. Excluding fuel surcharges, Truckload revenue was $411.4 million, up 18.8% from $346.3 million for 2021. Average revenue, net of fuel surcharges, per tractor per week—a main measure of Truckload asset productivity—improved by 13.5% from 2021. Operating income was $59.4 million, an increase of 16.4% from $51.0 million for 2021. The 2022 Truckload operating ratio was 88.1%, and the operating ratio, net of fuel surcharges, was 85.6%.

Part of our vision for a growing network of regional centers was the potential for expansion into the much larger dry van market. We are now turning that potential into additional profitable growth, operating out of our Kansas City, Phoenix, Atlanta and Tampa facilities, and expanding our dry van operations into Mexico through our Dallas, Laredo and Otay Mesa facilities beginning in the first half of 2022. Dry van operating revenue increased by 43.3% for the year on top of a 26.4% increase in 2021.

Dedicated—Dedicated revenue increased 30.2% to $429.1 million from $329.4 million for 2021. Excluding fuel surcharges, Dedicated revenue improved 21.7% to $337.0 million from $276.9 million for 2021. Operating income improved 38.9% to $50.6 million from $36.4 million for 2021. The 2022







Dedicated operating ratio was 88.2%, and the operating ratio, net of fuel surcharges, was 85.0%.

Marten's Dedicated platform received more honors in 2022. Marten was named the Dedicated Carrier of the Year by Coca-Cola, and the North American Platinum Carrier of the Year by Chemours Company for the second year in a row. The Chemours award recognized Marten for showcasing dependability and commitment in the transportation of specialty chemicals with more than 99% on-time pick-up and delivery rates.

Intermodal—Intermodal revenue grew by 26.9% to $129.8 million from $102.2 million for 2021. Excluding fuel surcharges, 2022 Intermodal revenue was $100.5 million, up 14.8% from $87.5 million for 2021. Operating income improved 12.2% to $10.6 million from $9.5 million for 2021. The 2022 Intermodal operating ratio was 91.8%, and the operating ratio, net of fuel surcharges, was 89.4%.

Brokerage—Brokerage revenue increased by 40.8% to $204.6 million from $145.3 million for 2021. Brokerage operating income was $22.7 million, up 53.9% from $14.8 million for 2021. The 2022 Brokerage operating ratio was 88.9%.

MRTN de México—Operating profitably within our Truckload and Brokerage segments, MRTN de México increased its operating revenue by 45.5% to $99.3 million for 2022 from $68.2 million for 2021. This business offers our customers door-to-door service between the United States and Mexico utilizing our Mexican partner carriers within Mexico. In February 2022, we added dry van service to our established offering of temperature-controlled freight solutions.

Continuous Improvement

Marten's multifaceted business platform is unique in our industry—regional in structure, national in scope, international in reach. We created a foundation for it through the development of our network of regional centers in combination with the matching development of the talent needed to make it work. It's a combination that has given us the operational flexibility and resilience to produce consistent profitable growth regardless of economic and market conditions. It enables us to provide the best, most-efficient transportation services for our customers as we grow and change with them.

The Marten team is unrelenting in its drive for continuous cost and productivity improvements. The emphasis on continuous improvement is part of our culture—a no excuses, get-it-done mind-set focused on working smart and hard as a team. We have a data-driven mentality supported by an in-house, state-of-the-art information technology system providing real-time visibility of the data needed to make fast decisions in the midst of churning market developments. It is one of our competitive advantages. Effective teamwork requires an information-rich working environment. As Walmart founder Sam Walton observed about employees' need for information, *"The more they know, the more they'll understand. The more they understand, the more they'll care. Once they care, there's no stopping them."* Marten people care.

A crucial part of the Marten team is the finest professional driver group in the industry. Unlike the other major carriers, we hire only experienced drivers. We have confronted the nation's critical driver shortage in multiple ways. In addition to industry-leading compensation, benefits, and technology, we have placed an emphasis on structurally improving our drivers' jobs and work-life balance. Our regional and dedicated infrastructure offers our drivers more attractive route options, more time at home. Their equipment is the safest available. We pay them for shutting down in inclement weather. Nothing is more important than the safety of our drivers. While the national driver shortage remains a worrisome problem, we began 2023 with 425 more of the industry's top drivers than we employed at the beginning of 2022.

Our fleet of tractors as of December 31, 2022 grew to 3,660, up 14.2% from 3,204 at the close of 2021. To help reduce our carbon footprint, among other measures, we have continued our solar commitment with the installation of solar panels on our tractor fleet along with at each of our 15 regional operating centers.

The effectiveness of our multifaceted business strategy and the intense pursuit of continuous improvement by Marten's people are clearly reflected in the consistency of our profitable growth across an extended period of widely varying operating conditions. We've had five consecutive years of record growth in both operating revenue and operating income—through the worst-ever driver shortage and the pandemic's unprecedented disruption. We believe our organic expansion throughout 2022 signals healthy momentum for continued profitable growth in 2023.

Sincerely,

Randolph L. Marten
Executive Chairman of the Board

February 14, 2023

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those projected. Please refer to the "Risk Factors" section in Item 1A of the attached Form 10-K.

Corporate Information

Corporate Headquarters

129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530
www.marten.com

Stockholder Information

Additional copies of our 2022 Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available by writing to James J. Hinnendael, executive vice president and chief financial officer, at our corporate headquarters.

Annual Meeting

Stockholders, employees and friends may attend our annual meeting on Tuesday, May 2, 2023, at 2:00 p.m. at the Roger Marten Community Center, 120 South Franklin Street, Mondovi, Wisconsin.

Stock Listing

NASDAQ Global Select Market symbol: MRTN

Legal Counsel

Fox Rothschild LLP
33 South Sixth Street, Suite 3600
Minneapolis, Minnesota 55402

Independent Registered Public Accounting Firm

Grant Thornton LLP
200 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402

Transfer Agent and Registrar

Computershare Shareowner Services

Stockholder correspondence mailing address:
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence address:
150 Royall Street, Suite 101
Canton, MA 02021

Telephone: (866) 637-5412
TDD: (800) 231-5469
Foreign: (201) 680-6578
www.computershare.com/investor

Stockholder online inquiries:
www-us.computershare.com/investor/contact

Direct communications about stock certificates or a change of address to Computershare Shareowner Services.



Executive Officers and Directors

Randolph L. Marten
Executive Chairman of the Board and Director

Timothy M. Kohl
Chief Executive Officer

Douglas P. Petit
President

James J. Hinnendael
Executive Vice President and Chief Financial Officer

Patrick J. Pazderka
Secretary
Partner,
Fox Rothschild LLP
Minneapolis, Minnesota

Larry B. Hagness
Director
Chief Executive Officer,
Durand Builders Service, Inc.
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant
Pewaukee, Wisconsin

Jerry M. Bauer
Director
Chairman of the Board and Chief Executive Officer,
Bauer Built, Inc.
Durand, Wisconsin

Robert L. Demorest
Director
Business Consultant and Retired President,
Chief Executive Officer and Chairman of the Board,
MOCON, Inc.
Minneapolis, Minnesota

Ronald R. Booth
Director
Retired Partner,
KPMG LLP
Dellwood, Minnesota

Kathleen P. Iverson
Director
Retired President, Chief Executive Officer and
Chairman of the Board,
CyberOptics Corporation
Chanhassen, Minnesota

Patricia L. Jones
Director
Founder and Chief Executive Officer,
Culture Circus LLC
Minneapolis, Minnesota

The 2022 Annual Report is printed on recycled paper.







MARTEN TRANSPORT, LTD. 129 MARTEN STREET   MONDOVI, WISCONSIN 54755   TELEPHONE: (715) 926-4216   FAX: (715) 926-4530   www.marten.com